EXHIBIT 2.1

FINAL EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

CECO ENVIRONMENTAL CORP.

9199-3626 QUÉBEC INC.

MICHAEL DOS SANTOS

THE DOS SANTOS FAMILY TRUST

THIERRY ALLEGRUCCI

THE ALLEGRUCCI FAMILY TRUST (holding all the shares of 9162-2563 QUÉBEC INC.)

FRANÇOIS ROUVIÈRE

AND

ANTANDAMY INVESTMENTS INC. (formerly 9162-4551 Québec Inc.)

Dated August 1, 2008

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made as of August 1, 2008, by and among CECO Environmental Corp., a Delaware corporation (“Buyer”), 9199-3626 Québec Inc., Michael dos Santos, an individual resident of Québec (“dos Santos”), The dos Santos Family Trust, a Québec trust (the “DS Trust”), Thierry Allegrucci (“Allegrucci”), The Allegrucci Family Trust (holding all the shares of 9162-2563 Québec Inc., a Québec company) (the “TA Trust”), François Rouvière (“Rouvière”) and Antandamy Investments Inc. (the “DS Company”, and collectively with dos Santos, the DS Trust, Allegrucci, the TA Trust, and Rouvière the “Sellers”). In respect of each of the Sellers DS Trust, TA Trust and DS Company, the individuals dos Santos and Allegrucci and Rouvière controlling these entities, respectively, are for purposes of this Agreement deemed to be the Sellers and shall also sign this Agreement in their personal capacities to reflect their assuming the obligations personally in respect of each such Seller.

RECITALS

Sellers desire to sell, and Buyer desires to purchase, all of the issued and outstanding shares of every class of the capital stock of Flextor Inc., a Québec company (the “Company”) and all of the shares of 9162-2563 Québec Inc. (collectively, the “Shares”), for the consideration and on the terms set forth in this Agreement. The Buyer will purchase the Shares through 9199-3626 Québec Inc., a wholly owned subsidiary company formed under the laws of the Province of Québec (the “Acquisition Company”), and the references to the “Buyer” in this Agreement shall include the Acquisition Company as the context requires.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

1. Definitions and Usage

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Article 1:

“Acquired Companies” means, collectively, the Company, its Subsidiaries Flextor Chile S.A. and Flextor do Brasil Ltda. and one of the shareholders of the Company, 9162-2563 Québec Inc.

“Acquisition Company” is as defined in the Recitals of this Agreement.

“Affiliate” means “affiliate” as defined by the Canada Business Corporations Act.

“Agreement” is as defined in the first paragraph.

“Applicable Contract” means any Contract (a) under which any Acquired Company has or may acquire any rights, (b) under which any Acquired Company has or may become subject to any obligation or liability, or (c) by which any Acquired Company or any of the assets owned or used by it is or may become bound.

“Arm’s Length” has the meaning ascribed to that term under the Income Tax Act.

“Balance Sheet” is as defined in Section 3.4.

“Best Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible; provided, however, that an obligation to use Best Efforts under this Agreement does not require the Person subject to that obligation to take actions that would result in a materially adverse change in the benefits to such Person of this Agreement and the Contemplated Transactions.

“Breach” means a “breach” of a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement and will be deemed to have occurred if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, or (b) any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation, or other provision, and the term “Breach” means any such inaccuracy, breach, failure, claim, occurrence, or circumstance.

“Buyer” is as defined in the first paragraph of this Agreement.

“Buyer’s Closing Documents” is as defined in Section 4.2.

“Claim” means a claim made by a party to this Agreement against another party based on damages, losses, costs, liabilities, foregone benefits or expenses (including without limitation, expenses of investigation or other expenses in connection with any action, suit, claim, inquiry or proceeding) suffered or incurred by the party making the claim as a result of, or arising out of any non-performance or non-fulfillment of any covenant or agreement (including any indemnity obligation) by the other party or any breach of any representation or warranty made by the other party, in any case contained in this Agreement or in any agreement or certificate given in order to carry out the transactions contemplated hereby.

“Closing” is as defined in Section 2.3.

“Closing Date” means the date on which the Closing actually takes place.

“Closing Time” means 12:01 a.m. on the Closing Date.

“Company” is as defined in the Recitals of this Agreement.

“Consent” means any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

“Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (a) the sale of the Shares by Sellers to Buyer; (b) the performance by Buyer and Sellers of their respective covenants and obligations under this Agreement; and (c) Buyer’s acquisition and ownership of the Shares and exercise of control over the Acquired Companies.

“Contract” means any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Copyrights” is as defined in Section 3.23.

“Damages” is as defined in Section 6.2.

“Disclosure Schedule” means the disclosure schedule delivered by Sellers to Buyer.

“Earn-out Amount” is as defined in Section 2.7.

“Earn-out Cap” is as defined in Section 2.7.

“Earn-out Deficiency” is as defined in Section 2.7.

“Earn-out Threshold” is as defined in Section 2.7.

“Earn-out Year” is as defined in Section 2.7.

“EBITDA” means the Company’s actual earnings before interest, taxes, depreciation and amortization, calculated in accordance with GAAP, including net R&D credits (which for these purposes means any R&D credits as calculated by an independent consulting firm, less the costs of retaining the independent consulting firm for this purpose), but not including the earnings of the Company’s wholly owned Subsidiaries Flextor Chile S.A. and Flextor do Brasil Ltda.

“EBITDA Escrow Amount” means that amount that has been placed in escrow pursuant to the Escrow Agreement to secure any amounts due to Buyer pursuant to Section 2.5 hereof.

“Employment Agreements” mean the employment agreements entered into between the Company and Buyer and each Seller (or as set out in the recitals, the individuals controlling the Sellers that are not individuals) for employment after the Closing Date on terms and conditions as agreed by the parties, substantially in the forms attached hereto as Schedule 1.

“Encumbrance” means any hypothec (with or without delivery), charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Environmental Claim” means any action, order, cause of action, investigation, suit, proceeding, judgment, award, fine, penalty, assessment or written notice or Claim by any Governmental Body alleging potential liability (including, without limitation, potential liability for investigatory costs, clean up costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, discharge, migration or release into the environment, of any Hazardous Substance or (b) the generation, handling, use, treatment, recycling, storage, disposal or transport of any Hazardous Substance; or (c) any violation of Environmental Laws.

“Environmental Laws” means any law, by-law, order, ordinance, ruling, regulation, direction or guideline of any applicable federal, provincial or municipal government or governmental department, agency or regulatory authority or any court of competent jurisdiction relating to environmental matters or regulating the import, manufacture, storage, distribution, labelling, sale, use, handling, transport or disposal of hazardous substances of each jurisdiction in which the business is carried on or in which any asset of any Acquired Company is located.

“Environmental Permits” includes all permits, certificates, approvals, consents, registrations and licences issued or required by any Environmental Law or any court or governmental authority and relating to or required for the ownership or operation of the Acquired Companies.

“Escrow Agreement” is as defined in Section 2.4.

“GAAP” means generally accepted accounting principles for financial reporting in Canada, applied on a basis consistent with the basis on which the Balance Sheet and the other financial statements referred to in Section 3.4(b) were prepared.

“Governmental Authorization” means any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” means any (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature; (b) federal, state, province, local, municipal, foreign, or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); (d) multi-national organization or body; or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“Gross Profit” is as defined in Section 2.7.

“Hazardous Substance” means any contaminant, pollutant, dangerous substance, noxious substance, toxic substance, hazardous waste, flammable or explosive material, radioactive material, polychlorinated by-phenyls, polychlorinated by-phenyl waste, polychlorinated by-phenyl related waste and any other substance or material now or hereafter declared or defined to be regulated or controlled in or pursuant to Environmental Law.

“Immovable Property” means the Land and Improvements and all appurtenances thereto and any ground lease property.

“Improvements” means all buildings, structures, fixtures and improvements located on the Land or included in the Assets, including those under construction.

“Income Tax Act” means the Income Tax Act (Canada) as amended, re-enacted or restated from time to time.

“Indemnified Persons” is as defined in Section 6.2.

“Intellectual Property Assets” is as defined in Section 3.23.

“Interim Balance Sheet” is as defined in Section 3.4.

“Key Employee” means any employee of the Acquired Companies identified on Part 3.23 of the Disclosure Schedule.

“Knowledge” means when used with respect to Seller or any of the Acquired Company’s knowledge of a particular fact or other matter of which any Seller or any executive officer of Seller, or any other officer or employee of Seller having primary responsibility for such matter is actually aware or could be expected to discover or otherwise become aware in the course of conducting a reasonably comprehensive investigation thereof.

“Land” means all parcels and tracts of land in which any Acquired Company has a direct or indirect ownership interest.

“Lease Agreements” means those certain immovable lease agreements between Buyer and/or the Company and Sellers for the properties located at 41 and 61, chemin du Tremblay, Boucherville, Québec, with the Lease Agreement for 61 chemin du Tremblay extended for a term of three years as agreed by the parties.

“Legal Requirement” means any federal, provincial, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

“Marks” is as defined in Section 3.23.

“Material Adverse Change” means (a) a material adverse change in the business, current prospects, operations, results of operations, assets, liabilities, or condition (financial or otherwise) of the referenced Person and its Subsidiaries, taken as a whole, (b) a change that results in a material impairment of the referenced Person’s ability to perform its obligations under this Agreement or the other documents and agreements to which it is a party that have been entered into in connection with this Agreement or the transactions contemplated hereby, or (c) a change that materially and negatively impacts the rights and remedies of any of the other parties hereunder or thereunder.

“Material Adverse Effect” means any effect that results in, or has a reasonable possibility of resulting in, a Material Adverse Change.

“Net Asset Value” means the Company’s total assets minus the Company’s total liabilities.

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

“Ordinary Course of Business” means an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” only if: (a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; (b) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority); and (c) such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

“Organizational Documents” means (a) the certificate of incorporation and the bylaws of a corporation; (b) the certificate of organization and the operating agreement of a limited liability company (c) the partnership agreement and any statement of partnership of a general partnership; (d) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (f) any amendment to any of the foregoing.

“Patents” is as defined in Section 3.23.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

“Pre Closing Transactions” means the reorganization for tax purposes of the shareholdings of the TA Trust in the Company, resulting in the Buyer acquiring such shareholdings in the Company through the acquisition from TA Trust of all the shares of 9162-2563 Québec Inc.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Proprietary Rights Agreement” is as defined in Section 3.21.

“Representative” with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Sellers” is as defined in the first paragraph of this Agreement.

“Shares” is as defined in the Recitals of this Agreement, and a complete listing of the authorized capital of the Company, the issued and outstanding Shares of the Company, and the entire, complete and accurate list of holders of all the Shares is attached to this Agreement as Schedule 3.3.

“Subsidiary” means, with respect to any Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by such Person or one or more of its Subsidiaries; when used without reference to a particular Person, “Subsidiary” means a Subsidiary of the Company.

“Tangible Movable Property” means all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible movable or personal property (other than Inventories) of every kind owned or leased by the Company

(wherever located and whether or not carried on the Company’s books), together with any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto.

“Tax” means any tax (including without limitation any income tax, capital tax, capital gains tax, value-added tax, goods and services tax, excise tax, sales tax, transfer tax, property tax, payroll tax, gift tax, or estate tax, as well as any claim for reimbursement of any income tax credits including without limitation research and development tax credits), levy, government pension plan contribution, employment insurance premium assessment, other employer contribution, tariff, duty (including without limitation any customs duty), deficiency, or other fee, and any related charge or amount (including without limitation any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Governmental Body or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body or required to be completed and retained in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax, and includes any copy thereof required to be distributed to any other Person pursuant to any Legal Requirement.

“Threatened” means a claim, Proceeding, dispute, action, or other matter will be deemed to have been “Threatened” if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

“Trade Secrets” is as defined in Section 3.23.

2. Sale And Transfer Of Shares; Closing

2.1.	SHARES

Subject to the terms and conditions of this Agreement, at the Closing, Sellers will sell and transfer the Shares to Buyer, and Buyer will purchase the Shares from Sellers.

2.2.	PURCHASE PRICE

The aggregate consideration (the “Purchase Price”) for the Shares will be (a) the aggregate amount listed on Schedule 2.2; (b) plus or minus the EBITDA Adjustment Amount as determined in accordance with Section 2.5; (c) plus the Earn-out Amount, if any, as determined in accordance with Section 2.7.

2.3.	CLOSING

The purchase and sale provided for in this Agreement will take place via the exchange of signature pages and other items electronically and by mail or other courier on August 1, 2008 or at such other time and place as the parties may agree (the “Closing”), and Closing will be deemed to occur at the Closing Time.

2.4.	CLOSING OBLIGATIONS

At the Closing:

(a)	Sellers will deliver to Buyer: (i) certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers), for transfer to Buyer and (ii) any Consents identified as required in Section 3.2(c).

(b)	Buyer will deliver: (i) the proceeds to the Sellers according to Schedule 2.2; (ii) the amount set out in Schedule 2.2 to the escrow agent referred to in Section 2.4(c); and (iii) the Employment Agreements.

(c)	Buyer and Sellers will enter into an escrow agreement (the “Escrow Agreement”) with Robinson Sheppard Shapiro LLP, in the form attached as Schedule 2.4 (c).

2.5.	EBITDA ADJUSTMENT

(a)	As promptly as possible, and in any event within sixty (60) days after August 1, 2008 or the Closing Date, whichever is later, Buyer shall deliver to Sellers a statement from Buyer’s accountants showing the EBITDA for the Company for the fiscal year ended July 31, 2008 (the “Actual EBITDA”) and showing the amount by which the Actual EBITDA is greater than or less than the amount shown on Schedule 2.2.

(b)	If the Actual EBITDA is equal or greater than the amount shown on Schedule 2.2, then the Buyer and Sellers shall cause the EBITDA Escrow Amount, with accrued interest, to be released to Sellers according to Schedule 2.2.

(c)	If the Actual EBITDA is less than the amount shown on Schedule 2.2 (the amount by which Actual EBITDA is less than the amount shown on Schedule 2.2 referred to as the “EBITDA Shortfall”), then Sellers, subject to any dispute in accordance with Section 2.8, shall promptly, but in no event later than five (5) business days after the delivery of the statement, pay to Buyer, either in cash or by release of some or all of the EBITDA Escrow Amount, an amount equal to the EBITDA Shortfall, provided that to the extent the EBITDA Escrow Amount held under the Escrow Agreement does not satisfy in full such amount of any EBITDA Shortfall, then the Sellers shall be responsible, solidarily, all benefits of division and discussion being hereby expressly waived, to the Buyer for such EBITDA Shortfall owing to the Buyer. To the extent there is any amount of the EBITDA Escrow Amount remaining after any such payment of EBITDA Shortfall to the Buyer, then the balance of such amount shall be distributed to the Sellers pro rata to the distribution ratios set out in Schedule 2.2.

2.6.	NET ASSET VALUE

The Sellers covenant with the Buyer that they shall not, and shall not cause the Company or any of the Acquired Companies to, pay or accrue any distributions, dividends or payments of any kind to the Sellers or the benefit of the Sellers, out of the Ordinary Course of Business, which will negatively impact the Net Asset Value of the Company at Closing.

2.7.	EARN-OUT

(a)

Buyer shall pay to Sellers an amount equal to fifty percent (50%) of the amount by which annual Gross Profit of the Company exceeds the amount set out in Schedule 2.2 (such amount being referred to herein as the “Earn-out Threshold”) during each Earn-out Year, to be calculated after the close of each Earn-out Year (with Gross Profit prorated for a 12 month period in the case of Earn-out Year One and the final period in Section 2.7 (c) (iv)) (the “Earn-out Amount”). In the event that in any Earn-out Year the annual Gross Profit of the Company is less than the Earn-out Threshold (such deficiency being referred to herein as the “Earn-out Deficiency”), the Earn-out Threshold for the following Earn-out Year shall be deemed to be the amount equal to the Earn-out Threshold for that Earn-out Year plus the Earn-out Deficiency from the immediately preceding Earn-out Year, and so on for each successive Earn-out Year. For purposes of the foregoing calculation, the Earn-out Threshold for Earn-out Year One shall be pro rated to equal five-twelfths (5/12ths) of the amount set out in Schedule 2.2 and for Earn-out Year Four shall be equal to seven-twelfths (7/12ths) of the said amount set out in Schedule 2.2. Notwithstanding any other provision of this Agreement, the Earn-out Amount paid to Sellers shall not exceed in the aggregate the amount set out in Schedule 2.2 (the “Earn-out Cap”), upon payment of which the Buyer shall have no further obligation or liability hereunder whatsoever.

(b)	The Earn-out Amount shall be paid by wire transfer by Buyer to an account specified by Sellers on or before the later of the last day of the third calendar month following each Earn-out Year or three (3) business days after the calculation of the Earn-out Amount becomes binding and conclusive on the parties pursuant to Section 2.10.

(c)	“Gross Profit” as of a given date shall mean the aggregate gross profits of the Company in an Earn-out Year, calculated in the same manner as is reflected as “Gross Profit” in Company’s regularly prepared, income statements, provided such amounts are calculated in aggregate for the Acquired Companies, which includes the Company and its wholly owned Subsidiaries. The statement delivered pursuant to this Section 2.7(c) shall be calculated on the same basis and applying the historical accounting principles, policies and practices as used in the Company’s historical financial statements delivered pursuant to Section 3.4.

(d)	“Earn-out Year” shall mean each of the following periods:

(i)	the period commencing at the beginning of the month following the month of the Closing and ending on December 31, 2008 (“Earn-out Year One”);

(ii)	the 12-month period commencing January 1, 2009 and ending on December 31, 2009 (“Earn-out Year Two”);

(iii)	the 12-month period commencing January 1, 2010 and ending on December 31, 2010 (“Earn-out Year Three”); and

(iv)	the period commencing on January 1, 2011 and ending on July 31, 2011 (“Earn-out Year Four”).

(e)	Buyer shall prepare a statement of Gross Profit and deliver the statement to Sellers within ninety (90) days of the end of each Earn-out Year. Buyer shall furnish or cause to be furnished to Sellers such work papers, records, or other documents relating to the applicable calculation of Gross Profit and Earn-out Amount (and, if applicable, the Earn-out Deficiency), and access thereto, as may be necessary or reasonably appropriate for evaluation of each calculation.

2.8.	FINAL DETERMINATION; DISPUTE RESOLUTION

(a)	If within thirty (30) days following delivery of the EBITDA Adjustment Amount calculation Sellers have not given Buyer written notice of their objection as to the EBITDA Adjustment Amount calculation (which notice shall state the basis of Sellers’ objection in reasonable detail), then the EBITDA Adjustment Amount calculated by Buyer shall be binding and conclusive on the parties.

(b)	If within forty-five (45) days following delivery of the Earn-out Amount calculation Sellers have not given Buyer written notice of their objections to the Earn-out Amount calculation (which notice shall state the basis of Sellers’ objection in reasonable detail), then the Earn-out Amount calculated by Buyer shall be binding and conclusive on the parties.

(c)	If either party duly gives the other party a notice of objection pursuant to Section 2.8(a) or (b), and if Sellers and Buyer fail to resolve the issues outstanding with respect to the calculation of the EBITDA Adjustment Amount or the Earn-out Amount within thirty (30) days after the applicable party’s receipt of the objection notice, Sellers and Buyer shall submit the issues remaining in dispute to the Canadian affiliate of PriceWaterhouseCoopers, chartered accountants (the “Independent Accountants”) for resolution applying the principles, policies, and practices set forth in the appropriate Section set forth above. If issues are submitted to the Independent Accountants for resolution, (i) Sellers and Buyer shall furnish or cause to be furnished to the Independent Accountants such work papers and other documents and information relating to the disputed issues as the Independent Accountants may request and are available to that party or its agents and shall be afforded the opportunity to present to the Independent Accountants any material relating to the disputed issues and to discuss the issues with the Independent Accountants; (ii) the determination by the Independent Accountants, as set forth in a notice to be delivered to Sellers and Buyer within forty-five (45) days of the submission to the Independent Accountants of the issues remaining in dispute, shall be final, binding, and conclusive on the parties; and (iii) Sellers (as a group) and Buyer will each bear 50% of the fees and costs of the Independent Accountants for such determination.

3. Representations And Warranties Of Sellers

Sellers represent and warrant, solidarily, and hereby expressly waiving all benefits of division and discussion, to Buyer as follows:

3.1.	ORGANIZATION AND GOOD STANDING

(a)	Part 3.1(a) of the Disclosure Schedule contains a complete and accurate list for each Acquired Company of its name, its jurisdiction of incorporation, other jurisdictions in which it is authorized to do business, and its capitalization (including the identity of each stockholder and the number of shares held by each). Each Acquired Company is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under Applicable Contracts. Each Acquired Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each province, country, state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification/where the failure to so qualify would have or result in a Material Adverse Effect.

(b)	Complete and accurate copies of the Governing Documents of each of the Acquired Companies, as currently in effect, have been provided to Buyer. The Company has also provided to the Buyers complete and accurate copies of the Governing Documents of the Dos Santos Family Trust, Allegrucci Family Trust and Antandamy Investments Inc.

(c)	No Acquired Company has any Subsidiary (which for these purposes includes Affiliates) and, except as disclosed in Part 3.1(c), no Acquired Company owns any shares of capital stock or other securities or equity interests of any other Person. On Closing, TA Trust shall own 100 Class A shares of 9162-2563 Québec Inc., being all of its issued and outstanding shares at such time and 9162-2563 Québec Inc. shall own no property or assets other than the Shares of the Company sold to the Buyer hereunder.

3.2.	ENFORCEABILITY; AUTHORITY; NO CONFLICT

(a)	This Agreement constitutes the legal, valid, and binding obligation of each of the Sellers, enforceable against each of the Sellers in accordance with its terms, except as the enforcement thereof may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally. Upon the execution and delivery by Sellers of the Escrow Agreement and each other agreement to be executed or delivered by any or all Sellers at the Closing (collectively, the “Sellers’ Closing Documents”), the Sellers’ Closing Documents will constitute the legal, valid, and binding obligations of Sellers, enforceable against Sellers in accordance with their respective terms, except as the enforcement thereof may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally. Sellers have the absolute and unrestricted right, power, authority, and legal capacity to execute and deliver this Agreement and the Sellers’ Closing Documents and to perform such obligations hereunder and thereunder.

(b)	Except as set forth in Part 3.2 of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions does, directly or indirectly (with or without notice or lapse of time): (i) breach (A) any provision of the Organizational Documents of the Acquired Companies or of the DS Trust, the TA Trust and DS Company, or (B) any resolution adopted by the board of directors or the stockholders of any Acquired Company or of DS Company, or by the trustees of the DS Trust or TA Trust; (ii) breach or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which any Acquired Company or Seller, or any of the assets owned or used by any Acquired Company, may be subject; (iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by any Acquired Company or that otherwise relates to the business of, or any of the assets owned or used by, any Acquired Company; (iv) cause Buyer or any Acquired Company to become subject to, or to become liable for the payment of, any Tax; (v) cause any of the assets owned by any Acquired Company to be reassessed or revalued by any taxing authority or other Governmental Body; (vi) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; or (vii) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by any Acquired Company.

(c)	Except as set forth in Part 3.2 of the Disclosure Schedule, no Seller or Acquired Company is or will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3.3.	CAPITALIZATION

Schedule 3.3 accurately and completely sets out the authorized capital stock of each of the Company and 9162-2563 Québec Inc. and the number and classes of shares currently issued and outstanding, all of which are fully paid and non-assessable and constitute the Shares. Sellers are and will be on the Closing Date the record and beneficial owners and holders of the Shares, free and clear of all Encumbrances. Each of the Sellers owns the number and class of Shares set out alongside his or its (as the case may be) name in Schedule 3.3 hereto. With the exception of the Shares (which are owned by Sellers), all of the outstanding securities of each Acquired Company are owned of record and beneficially by the Company, free and clear of all Encumbrances. No legend or other reference to any purported Encumbrance appears upon any certificate representing the securities of any Acquired Company. All of the outstanding securities of each Acquired Company have been duly authorized and validly issued and are fully paid and nonassessable. There are no Contracts relating to the issuance, sale, or transfer of any securities of any Acquired Company. Since August 1, 2005, and except as set forth in Schedule 3.3, there has been no change in any Acquired Company’s authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of any Acquired Company; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by any Acquired Company of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock. None of the outstanding securities of any Acquired Company was issued in violation of the Securities Act or any other Legal Requirement. No Acquired Company owns, or has any Contract to acquire, any equity securities or other securities of any Person (other than Acquired Companies) or any direct or indirect equity or ownership interest in any other business. Each of the Company and 9162-2563 Québec Inc. is a “private issuer” as defined in “Regulation 45-106 respecting prospectus and registration exemptions (Québec)”.

3.4.	FINANCIAL STATEMENTS

Sellers have delivered to Buyer: (a) “review engagement” unconsolidated balance sheets of each of the Acquired Companies as at July 31, 2007 and for each of the four previous calendar years (such consolidated balance sheet of each of the Acquired Companies as at July 31, 2007 being referred to herein as the “Balance Sheet”), and the related unconsolidated statements of income, changes in stockholders’ equity, and cash flow of each of the Acquired Companies for each of the fiscal years then ended, together with the review engagement report thereon of Deloitte & Touche, independent chartered accountants, and (b) an unaudited unconsolidated balance sheet of each of the Acquired Companies as at June 30, 2008 (the “Interim Balance Sheet”) and the related unaudited unconsolidated statements of income, changes in stockholders’ equity, and cash flow for each of the Acquired Companies for the 11 months then ended, including in each case the notes thereto for each of the Acquired Companies. Such financial statements and notes fairly present the financial condition and the results of operations, changes in stockholders’ equity, and cash flow of each of the Acquired Companies as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, save and except for the financial statements dated as at June 30, 2008, with any differences or departures from GAAP being listed in Schedule 3.4. The financial statements referred to in this Section 3.4 reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements. No financial statements of any Person are required by GAAP to be included in the financial statements of the Company. Since June 30, 2008 to the Closing Date, neither the Company nor any other of the Acquired Companies have paid or accrued any distributions, dividends or payments of any kind to the Sellers or to the benefit of the Sellers out of the Ordinary Course of Business.

3.5.	BOOKS AND RECORDS

The books of account, minute books, stock record books, and other records of the Acquired Companies, all of which have been made available to Buyer, are complete and correct and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. The minute books of the Acquired Companies contain accurate and complete records of all meetings held of, and corporate action taken by, the shareholders, the Boards of Directors, and committees of the Boards of Directors of the Acquired Companies, and no meeting of any such shareholders, Board of Directors, or committee has been held and no corporate action has been taken for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Acquired Companies and will be delivered to the Buyer.

3.6.	TITLE TO PROPERTIES; ENCUMBRANCES

The Acquired Companies do not own any Immovable Property. Part 3.6 of the Disclosure Schedule contains a complete and accurate list of all leaseholds or other interests in Immovable Property of any Acquired Company, including a description of the Immovable Property in which any Acquired Company has an interest. The Acquired Companies own all the properties and assets (whether immovable by nature or destination, fixtures, real, movable, personal, or mixed and whether tangible or intangible) that they purport to own, including all of the properties and assets that are reflected on Interim Balance Sheet (except for assets sold since the date of Interim Balance Sheet in the Ordinary Course of Business), and all of the properties and assets purchased or otherwise acquired by the Acquired Companies since the date of Interim Balance Sheet (except for movable or personal property acquired and sold since the date of Interim Balance Sheet in the Ordinary Course of Business and consistent with past practice). Except as set forth on Part 3.6 of the Disclosure Schedule, all material properties and assets reflected in the Interim Balance Sheet are free and clear of all Encumbrances and are not, in the case of immovable or real property, subject to any servitudes, rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature. The lease for 61 chemin du Tremblay has been duly published against title to the Immovable Property.

3.7.	CONDITION OF FACILITIES

(a)	Use of the Immovable Property for the various purposes for which it is presently being used is permitted as of right under all applicable zoning legal requirements and is not subject to “permitted nonconforming” use or structure classifications. All Improvements are in compliance with all applicable Legal Requirements, including those pertaining to zoning, building and the disabled, are in good repair and in good condition, ordinary wear and tear excepted, and are free from latent and patent defects. No part of any Improvement encroaches on any immovable or real property not included in the Immovable Property, and there are no buildings, structures, fixtures or other Improvements primarily situated on adjoining property which encroach on any part of the Land. The Land for each Facility abuts on and has direct vehicular access to a public road or has access to a public road via a permanent, irrevocable, servitude or appurtenant easement benefiting such Land and comprising a part of the Immovable Property, is supplied with public or quasi-public utilities and other services appropriate for the operation of the Facilities located thereon and to the Sellers’ Knowledge is not located within any flood plain or area subject to wetlands regulation or any similar restriction. To the Sellers’ Knowledge there is no existing or proposed plan to modify or realign any street or highway or any existing or proposed expropriation or eminent domain proceeding that would result in the taking of all or any part of any Facility or that would prevent or hinder the continued use of any Facility as heretofore used in the conduct of the business of Seller.

(b)

Except as disclosed in Part 3.7(b), each item of Tangible Movable Property is in good repair and good operating condition, ordinary wear and tear excepted, is suitable for immediate use in the Ordinary Course of Business and is free from latent and patent defects. Except as disclosed in Part 3.7(b), no item of Tangible Movable Property is in need of repair or replacement other than as part of routine maintenance in the Ordinary Course of Business, and all such routine maintenance has been properly done in a timely fashion so as to preserve the protection of all applicable manufacturers’ warranties. Except as disclosed in Part 3.7(b), all Tangible Movable Property used in Seller’s business is in the possession of Seller.

3.8.	CONDITION AND SUFFICIENCY OF ASSETS

The buildings, plants, structures, and equipment of the Acquired Companies are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The building, plants, structures, and equipment of the Acquired Companies are sufficient for the continued conduct of the Acquired Companies’ businesses after the Closing in substantially the same manner as conducted prior to the Closing.

3.9.	ACCOUNTS RECEIVABLE

All accounts receivable of the Acquired Companies that are reflected on the Interim Balance Sheet, (collectively, the “Accounts Receivable”) represent or will represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. Unless paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserves shown on the Interim Balance Sheet (which reserves are adequate and calculated consistent with past practice). Subject to such reserves, each of the Accounts Receivable either has been or will be collected in full, without any set-off, within ninety days after the day on which it first becomes due and payable. There is no contest, claim, or right of set-off, other than returns in the Ordinary Course of Business, under any Contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable. Part 3.9 of the Disclosure Schedule contains a complete and accurate list of all Accounts Receivable as of the date of the Interim Balance Sheet, which list sets forth the aging of such Accounts Receivable.

3.10.	INVENTORY

All inventory of the Acquired Companies, whether or not reflected on the Interim Balance Sheet, consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Interim Balance Sheet. All inventories not written off have been priced at the lower of cost or market on a first-in, first-out basis. The quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in the present circumstances of the Acquired Companies and are consistent with past practice.

3.11.	NO UNDISCLOSED LIABILITIES

Except as set forth in Part 3.11 of the Disclosure Schedule, the Acquired Companies have no liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations reflected or reserved against on the Interim Balance Sheet, and current liabilities incurred in the Ordinary Course of Business since the respective dates thereof, other than 9162-2563 Québec Inc. which has no outstanding liabilities of any nature or kind whatsoever

3.12.	TAXES

(a)	Each Acquired Company has filed all tax returns and other documents required to be filed by it in respect of Taxes in each jurisdiction in which it carries on business. No claim has ever been made by any Governmental Body in any jurisdiction against any Acquired Company in respect of Taxes where the Acquired Company has not filed a tax return that the Acquired Company is or may be subject to any Taxes in that jurisdiction.

(b)	All tax returns required to be filed by each Acquired Company in any jurisdiction have been timely filed and such tax returns, individually and in the aggregate, are true, complete and correct. No tax returns individually and in the aggregate contain any misstatement or omit any statements that should have been included. Complete and correct copies of all tax returns filed in respect of the last three (3) completed fiscal years of each Acquired Company ending prior to the date hereof have been provided to the Buyer.

(c)	All Taxes assessed or assessable against each Acquired Company which are due and payable by it on or before the date hereof have been paid. Adequate provision was made in the financial statements of each Acquired Company for all Taxes for the periods covered by such statements respectively. Each Acquired Company has no liability for Taxes other than those provided for in its financial statements and those arising in the ordinary course of business since the statements’ date.

(d)	All applicable federal, provincial, state, municipal or local income tax assessments have been issued by each relevant Governmental Body to the Company and each Acquired Company covering all past periods up to and including the fiscal year ended July 31, 2007.

(e)	There are no actions, suits, proceedings, investigations, reviews, enquiries, audits or claims now pending or made or, to the best of the Knowledge of the Sellers, threatened against any Acquired Company in respect of Taxes. There are no deficiencies for Taxes or assessments against any Acquired Company that have not been paid or fully and finally settled. No issue previously raised by any Governmental Body reasonably would be expected to result in a proposed deficiency or assessment for any prior, parallel or subsequent period.

(f)	There are no agreements, waivers, or other arrangements by any Acquired Company providing for any extension of time with respect to the filing of any tax return or the payment or collection of any Taxes or the period for any assessment or reassessment of Taxes or any tax deficiency, assessment or reassessment with respect to any Acquired Company.

(g)	Each Acquired Company has withheld from each amount paid or credited to any Person the amount of Taxes required to be withheld therefrom and has remitted such Taxes to the proper Governmental Body within the time required under applicable legislation.

(h)	Each Acquired Company has collected all amounts as Taxes from any Person required by any Governmental Body to be so collected and has accounted for and remitted such Taxes to the proper Governmental Body within the time required under applicable legislation.

(i)	Schedule 3.12(i) accurately sets out, for purposes of the Income Tax Act (Canada) and the Taxation Act (Québec), the following:

(i)	the amount of all investment tax credits available to the Company and 9162-2563 Québec Inc.;

(ii)	the amount (if any) of the cumulative eligible capital account for each of the Company and 9162-2563 Québec Inc.

(j)	Except as disclosed in Schedule 3.12(j), neither the Company nor 9162-2563 Québec Inc. has, since August 1, 2005, and except as set forth in Schedule 3.3, and prior to the date hereof:

(i)	made or filed any election under Section 85 of the Income Tax Act (Canada) or Sections 518 to 520.1 inclusively of the Taxation Act (Québec) with respect to the acquisition or disposition of any property;

(ii)	made or filed any election under Section 83 of the Income Tax Act (Canada) or Sections 502 and 503 of the Taxation Act (Québec);

(iii)	made or filed any elections under any other provision of the Income Tax Act (Canada), the Taxation Act (Québec) or any other taxing legislation.

(k)	Except as disclosed in Schedule 3.12(k), each Acquired Company has not, prior to the date hereof:

(i)	acquired or had the use of any property from a Person with whom it was not dealing at Arm’s Length; or

(ii)	disposed of anything to a Person with whom it was not dealing at Arm’s Length for proceeds less than fair market value.

(l)	The Company and 9162-2563 Québec Inc. have each complied with Part XVI.I of the Income Tax Act (Canada) and Title 1.2 of the Taxation Act (Québec).

(m)	Since August 1, 2005, and except as set forth in Schedule 3.3, neither the Company nor 9162-2563 Québec Inc. has ever been involved in, or been a party to one or more transactions or series of transactions to which any of Section 55 and 245 of the Income Tax Act (Canada) or Sections 308.01 to 308.6 inclusively and 1079.9 to 1079.16 inclusively of the Taxation Act (Québec) would apply.

(n)	Each Acquired Company is not a party to or bound by any tax sharing, tax indemnity or tax allocation agreement or other similar arrangement (including without limitation, any advance pricing agreement, closing agreement, or other agreement relating to Taxes with any Governmental Body).

(o)	In the event that any Governmental Body submits that a dividend was paid by and Acquired Company at a particular time, for which an election was made under subsection 83(2) of the Income Tax Act (Canada) and/or the equivalent provisions of the Taxation Act (Québec), in excess of the “Capital Dividend Account” of such Acquired Company immediately before that time, the Sellers hereby irrevocably agree and consent that the election under subsection 184(3) of the Income Tax Act (Canada) and/or the equivalent provisions of the Taxation Act (Québec) be made by the appropriate Acquired Company such that the excess be deemed to be a separate dividend that is a taxable dividend that became payable at the particular time.

(p)	In the event that any Governmental Body submits that any Acquired Company has made an “Excessive Eligible Dividend Designation”, the Sellers hereby irrevocably agree and consent that the election under subsection 185.1(2) of the Income Tax Act (Canada) and/or the equivalent provisions of the Taxation Act (Québec) be made by the appropriate Acquired Company to treat the “Excessive Eligible Dividend Designation” as a separate dividend that is a taxable dividend paid immediately before the particular time.

3.13.	NO MATERIAL ADVERSE CHANGE

Since the date of the Balance Sheet, there has not been any Material Adverse Change in the business, operations, properties, current prospects, assets, or condition of any Acquired Company, and no event has occurred or circumstance exists that may reasonably result in such a Material Adverse Change.

3.14.	EMPLOYEES, CONSULTANTS, BENEFITS

(a)	Part 3.14 of the Disclosure Schedule contains a complete and accurate list of the following information for each employee, consultant, director and officer of the Acquired Companies, including each such Person on leave of absence or layoff status: employer; name; job title; current compensation paid or payable; vacation accrued; service credited for purposes of benefits and description of any applicable employee benefits (including severance pay and group insurance). There is no default by any of the Acquired Companies with respect to any such terms and conditions set out in Part 3.14 of the Disclosure Schedule and there are no arrears in respect of payment of any such remuneration and benefits. The Company has complied with all applicable documentation requirements of Immigration Canada and has taken all precautionary measures to ensure that all of its non-citizen or non-resident employees have valid work permits under Canadian law. 9162-2563 Québec Inc. has no employees or consultants.

(b)	Employment Contracts, Etc. - Except as disclosed in Part 3.14 of the Disclosure Schedule, none of the Acquired Companies has any written contracts of employment entered into with any employees employed by any of the Acquired Companies, any oral contracts of employment which are not terminable on the giving of reasonable notice in accordance with applicable law, any management or service agreement or any other agreement with any independent contractor (other than management, service or such other agreements which can be cancelled on not more than thirty (30) days’ notice), any employee benefit, deferred compensation, profit sharing or other similar agreement or plan, or any union or collective bargaining agreement. There are no contracts of employment (whether written or verbal) which call for any payments to be made as a result of the transactions contemplated by this Agreement. The Sellers have no reason to believe any employee of any of the Acquired Companies would voluntarily terminate employment with any Acquired Company due to the transactions contemplated by this Agreement.

(c)	Union Rights and Employee Termination -

(d)	Labour Relations. - Except as disclosed in Part 3.14 of the Disclosure Schedule, none of the Acquired Companies is currently experiencing, has ever experienced at any time and there is no basis to expect any of the Acquired Companies to experience: (i) any strike, slowdown, picketing or work stoppage by or lockout of its employees; (ii) any Proceeding relating to the alleged violation of any Legal Requirement relating to labour relations or employment matters (including any charge or complaint filed by an employee or union with the applicable Governmental Body); or (iii) any other labour or employment dispute.

(e)	Vacation Pay, Overtime Pay, Etc. - All vacation pay, overtime pay, bonuses, commissions and other emoluments for employees of any of the Acquired Companies is reflected and have been properly accrued in the financial statements and books of account of each such Acquired Company and such accruals are adequate to meet any bona fide claims of the employees of the Acquired Companies. The Sellers shall indemnify and hold harmless the Buyer for any liability with respect to the period prior to Closing, whether arising prior to, as a result of or following Closing, and whether or not such liability is disclosed as set out in the preceding sentence, for: (i) salary, wages, bonuses, vacation pay, sick pay or other compensation due to employees, consultants and other independent contractors of any Acquired Company or (ii) a failure to remit deductions at source to any applicable Governmental Body in a timely manner.

(f)	Pension Plans - No pension plan has been established by or for any of the Acquired Companies for their respective employees.

(g)	Proprietary Rights - No employee, consultant, director or officer of any Acquired Company is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, noncompetition, or proprietary rights agreement, between or among such employee, consultant, director or officer and any other Persons (“Proprietary Rights Agreement”) that in any way adversely affects or will affect (i) the performance of duties as an employee, consultant, director or officer of the Acquired Companies, or (ii) the ability of any Acquired Company to conduct its business, including any Proprietary Rights Agreement with any of the Sellers or the Acquired Companies by any such employee, consultant, director or officer. The Sellers have not been informed that any director, officer, or other Key Employee of any Acquired Company intends to terminate employment with such Acquired Company.

3.15.	COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL AUTHORIZATIONS

(a)	Except as set forth in Part 3.15 of the Disclosure Schedule:

(i)	each Acquired Company is, and at all times since August 1, 2005, has been, in full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets, except where the failure to so comply would not have a Material Adverse Effect on any Acquired Company;

(ii)	no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Legal Requirement by any Acquired Company, except for such violation or failure that would not have a Material Adverse Effect on any Acquired Company, or (B) may give rise to any obligation on the part of any Acquired Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, except for such obligations that would not have a Material Adverse Effect on any Acquired Company; and

(iii)	no Acquired Company has received, at any time since August 1, 2005 any notice or other communication from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of any Acquired Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(b)	Part 3.15 of the Disclosure Schedule contains a complete and accurate list of each Governmental Authorization that is held by any Acquired Company or that otherwise relates to the business of, or to any of the assets owned or used by, any Acquired Company. Each Governmental Authorization listed or required to be listed in Part 3.15 of the Disclosure Schedule is valid and in full force and effect. Except as set forth in Part 3.15 of the Disclosure Schedule:

(i)	each Acquired Company is, and at all times since August 1, 2005 has been, in full compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Part 3.15 of the Disclosure Schedule, except where the failure to so comply would not have a Material Adverse Effect on any Acquired Company;

(ii)

no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Part 3.15 of the Disclosure Schedule, except for such violation or failure that would not have a Material Adverse Effect of any Acquired Company or (B) may result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Part 3.15 of the Disclosure Schedule, except for such revocations, withdrawals, suspensions, cancellations, terminations, or modifications that would not have a Material Adverse Effect on any Acquired Company;

(iii)	no Acquired Company has received, at any time since August 1, 2005, any notice or other communication from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization; and

(iv)	all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Part 3.15 of the Disclosure Schedule have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

The Governmental Authorizations listed in Part 3.15 of the Disclosure Schedule collectively constitute all of the Governmental Authorizations necessary to permit the Acquired Companies to lawfully conduct and operate their businesses in the manner they currently conduct and operate such businesses and to permit the Acquired Companies to own and use their assets in the manner in which they currently own and use such assets.

3.16.	LEGAL PROCEEDINGS; ORDERS

(a)	Except as set forth in Part 3.16 of the Disclosure Schedule, there is no pending Proceeding:

(i)	that has been commenced by or against any Acquired Company or that otherwise relates to or may affect the business of, or any of the assets owned or used by, any Acquired Company; or

(ii)	that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions.

To the Knowledge of Sellers and the Acquired Companies, (1) no such Proceeding has been Threatened, and (2) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding. Sellers have delivered to Buyer copies of all pleadings, correspondence, and other documents relating to each Proceeding listed in Part 3.16 of the Disclosure Schedule. The Proceedings listed in Part 3.16 of the Disclosure Schedule have no reasonable possibility of resulting in a Material Adverse Effect on any Acquired Company.

(b)	Except as set forth in Part 3.16 of the Disclosure Schedule:

(i)	there is no Order to which any of the Acquired Companies, or any of the assets owned or used by any Acquired Company, is subject;

(ii)	no Seller is subject to any Order that relates to the business of, or any of the assets owned or used by, any Acquired Company; and

(iii)	to the Knowledge of Sellers and the Acquired Companies, no officer, director, agent, or employee of any Acquired Company is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of any Acquired Company.

(c)	Except as set forth in Part 3.16 of the Disclosure Schedule:

(i)	each Acquired Company is, and at all times has been, in full compliance with all of the terms and requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject, except where failure to so comply would not have a Material Adverse Effect on any Acquired Company;

(ii)	no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of or failure to comply with any term or requirement of any Order to which any Acquired Company, or any of the assets owned or used by any Acquired Company, is subject, except for such violations or failures to comply that would not result in a Material Adverse Effect on any Acquired Company; and

(iii)	no Acquired Company has received, at any time since August 1, 2005, any notice or other communication from any Governmental Body or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Order to which any Acquired Company, or any of the assets owned or used by any Acquired Company, is or has been subject.

3.17.	ABSENCE OF CERTAIN CHANGES AND EVENTS

Except as set forth in Part 3.17 of the Disclosure Schedule, since the date of the Balance Sheet, the Acquired Companies have conducted their businesses only in the Ordinary Course of Business and there has not been any:

(a)	change in any Acquired Company’s authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of any Acquired Company; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by any Acquired Company of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

(b)	amendment to the Organizational Documents of any Acquired Company;

(c)	payment or increase by any Acquired Company of any bonuses, salaries, or other compensation to any stockholder, director, officer, or (except in the Ordinary Course of Business) employee or entry into any employment, severance, or similar Contract with any director, officer, or employee;

(d)	adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of any Acquired Company;

(e)	damage to or destruction or loss of any asset or property of any Acquired Company, whether or not covered by insurance, materially and adversely affecting the properties, assets, business, financial condition, or current prospects of the Acquired Companies, taken as a whole;

(f)	entry into, termination of, or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (ii) any Contract or transaction involving a total remaining commitment by or to any Acquired Company of at least $50,000;

(g)	sale (other than sales of inventory in the Ordinary Course of Business), lease, or other disposition of any asset or property of any Acquired Company or the imposition of any Encumbrance on any material asset or property of any Acquired Company, including the sale, lease, exchange, hypothecation or other disposition of any of the Intellectual Property Assets;

(h)	cancellation or waiver of any claims or rights with a value to any Acquired Company in excess of $50,000 in the aggregate;

(i)	material change in the accounting methods used by any Acquired Company; or

(j)	agreement, by any Acquired Company to do any of the foregoing.

3.18.	CONTRACTS; NO DEFAULTS

(a)	Part 3.18(a) of the Disclosure Schedule contains a complete and accurate list, and Sellers have delivered to Buyer true and complete copies, of:

(i)	each Applicable Contract that involves performance of services or delivery of goods or materials by any Acquired Company of an amount or value in excess of $50,000;

(ii)	each Applicable Contract that involves performance of services or delivery of goods or materials to any Acquired Company of an amount or value in excess of $50,000;

(iii)	each Applicable Contract that was not entered into in the Ordinary Course of Business;

(iv)	each lease, rental or occupancy agreement, license, installment and conditional sale agreement, hypothec, and other Applicable Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any immovable, real, movable or personal property;

(v)	each licensing agreement or other Applicable Contract with respect to patents, trademarks, copyrights, industrial designs or other intellectual property, including agreements with current or former employees, consultants, or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property Assets;

(vi)	each collective bargaining agreement and other Applicable Contract to or with any labor union or other employee representative of a group of employees;

(vii)	each joint venture, partnership, and other Applicable Contract (however named) involving a sharing of profits, losses, costs, or liabilities by any Acquired Company with any other Person;

(viii)	each Applicable Contract containing covenants that in any way purport to restrict the business activity of any Acquired Company or any Affiliate of any Acquired Company or limit the freedom of any Acquired Company or any Affiliate of any Acquired Company to engage in any line of business or to compete with any Person;

(ix)	each Applicable Contract providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

(x)	each power of attorney that is currently effective and outstanding;

(xi)	each Applicable Contract for capital expenditures in excess of $50,000;

(xii)	each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by any Acquired Company; and

(xiii)	each amendment, supplement, and modification concerning any of the foregoing.

Part 3.18(a) of the Disclosure Schedule sets forth reasonably complete details concerning such Contracts, including the parties to the Contracts, and, other than the purchase orders of the Acquired Companies, the amount of the remaining commitment of the Acquired Companies under the Contracts, expiration dates and limitations on assignability in each such Contract.

(b)	Except as set forth in Part 3.18(b) of the Disclosure Schedule:

(i)	No Seller (and no Related Person of any Seller) has or has the right to acquire any rights under, and no Seller is subject to any obligation or liability under, any Contract that relates to the business of, or any of the assets owned or used by, any Acquired Company; and

(ii)	to the Knowledge of Sellers and the Acquired Companies, no officer, director, agent, employee, consultant, or contractor of any Acquired Company is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant, or contractor to (A) engage in or continue any conduct, activity, or practice relating to the business of any Acquired Company, or (B) assign to any Acquired Company or to any other Person any rights to any invention, improvement, or discovery.

(c)	Except as set forth in Part 3.18(c) of the Disclosure Schedule, each Contract identified or required to be identified in Part 3.18(a) of the Disclosure Schedule is in full force and effect and is valid and enforceable in accordance with its terms.

(d)	Except as set forth in Part 3.18(d) of the Disclosure Schedule:

(i)	each Acquired Company is, and at all times since January 1, 2005 has been, in full compliance with all applicable terms and requirements of each Applicable Contract;

(ii)	to Sellers’ Knowledge, each other Person party to any Applicable Contract is, and at all times since January 1, 2005 has been, in full compliance with all applicable terms and requirements of such Applicable Contract;

(iii)	no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give any Acquired Company or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; and

(iv)	no Acquired Company has given to or received from any other Person, at any time since August 1, 2005, any notice or other communication regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Contract.

(e)	Except as set forth in Part 3.18(e) of the Disclosure Statement, there are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to any Acquired Company under current or completed Contracts with any Person and no such Person has made written demand for such renegotiation.

(f)	The Contracts relating to the sale, design, manufacture, or provision of products or services by the Acquired Companies have been entered into in the Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Legal Requirement.

3.19.	INSURANCE

(a)	Sellers have delivered to Buyer:

(i)	true and complete copies of all policies of insurance to which any Acquired Company is a party or under which any Acquired Company, or any director or officer of any Acquired Company, is or has been covered at any time within the three years preceding the date of this Agreement (individually a “Policy” and collectively the “Policies”);

(ii)	true and complete copies of all pending Policies; and

(iii)	if one exists, any statement by the auditor of any Acquired Company’s financial statements with regard to the adequacy of such entity’s coverage or of the reserves for claims.

(b)	Part 3.19(b) of the Disclosure Schedule describes:

(i)	any self-insurance or captive arrangement by or affecting any Acquired Company, including any reserves established thereunder;

(ii)	any contract or arrangement, other than a Policy, for the transfer or sharing of any risk by any Acquired Company; and

(iii)	all obligations of the Acquired Companies to third parties with respect to insurance (including such obligations under leases and service agreements) and identifies the policy under which such coverage is provided.

(c)	Part 3.19(c) of the Disclosure Schedule sets forth, by year, for the current policy year and each of the three preceding policy years:

(i)	a summary of the loss experience under each Policy;

(ii)	a statement describing each claim under a Policy for an amount in excess of $10,000, which sets forth: (A) the name of the claimant; (B) a description of the Policy by insurer, type of insurance, and period of coverage; and (C) the amount and a brief description of the claim; and

(iii)	a statement describing the loss experience for all claims that were self-insured, including the number and aggregate cost of such claims.

(d)	Except as set forth on Part 3.19(d) of the Disclosure Schedule:

(i)	All Policies: (A) are valid, outstanding, and enforceable; (B) are issued by an insurer that is financially sound and reputable; (C) taken together, provide adequate insurance coverage for the assets and the operations of the Acquired Companies for all risks normally insured against by a Person carrying on the same business or businesses as the Acquired Companies; (D) are sufficient for compliance with all Legal Requirements and Applicable Contracts; (E) will continue in full force and effect following the consummation of the Contemplated Transactions; and (F) do not provide for any retrospective premium adjustment or other experienced-based liability on the part of any Acquired Company.

(ii)	No Seller or Acquired Company has received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (B) any notice of cancellation or any other indication that any Policy is no longer in full force or effect or will not be renewed or that the issuer of any Policy is not willing or able to perform its obligations thereunder.

(iii)	The Acquired Companies have paid all premiums due, and have otherwise performed all of their respective obligations, under each Policy.

(iv)	The Acquired Companies have given notice to the insurer of all claims that may be insured thereby.

3.20.	ENVIRONMENTAL MATTERS

(a)	Compliance with Environmental Laws – To the best of the Sellers and the Acquired Companies’ Knowledge, the business and the assets as carried on or used by the Acquired Companies and its respective predecessors have been, are and operate in material compliance with all Environmental Laws;

(b)	Creation of Hazardous Substances – To the best of the Sellers’ and the Acquired Companies’ Knowledge, neither the Acquired Companies nor any of its respective predecessors have used any machinery, equipment or facility constituting its assets, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose, transfer, produce or process any Hazardous Substance, except in compliance with all Environmental Laws in all material respects;

(c)	Proceedings – The Acquired Companies and the Sellers have not, and have never been, subject to any proceedings alleging the violation of any Environmental Law applicable to the business or the assets;

(d)	Release of Substances – Neither the Sellers nor the Acquired Companies knows, and they have no reasonable grounds to know after due inquiry and investigation, of any acts or circumstances that could reasonably be expected to give rise to any civil or criminal proceeding or liability regarding (i) the release or presence of a Hazardous Substance on land where the Acquired Companies had disposed or arranged for the disposal of materials arising from the conduct of the business, and (ii) the violation of any Environmental Law;

(e)	Environmental Permits – To the best of the Sellers’ and the Acquired Companies’ Knowledge, the Acquired Companies do not presently hold any Environmental Permits and no Environmental Permits are required to operate the business nor own the assets;

(f)	Clean-up Orders – Neither the Sellers nor the Acquired Companies are aware of any proceeding and have no Knowledge, after due inquiry and investigation, of any circumstance or material facts which could, if true, give rise to any proceeding which alleges or asserts that any of the Acquired Companies are potentially responsible for a domestic or foreign federal, provincial, municipal, state or local clean-up or remediation as a result of Hazardous Substances or for any other remedial or corrective action whatsoever under an Environmental Law; and

(g)	Maintenance of Records – To the best of the Sellers’ and the Acquired Companies’ Knowledge, the Acquired Companies have in all material respects maintained all environmental and operating documents and records relating to the business and the assets in the manner and for the time periods required by any Environmental Law and have never conducted or been the object of an environmental audit of the business and assets. For purposes of this Section 3.20, an environmental audit shall include any environmental evaluation, assessment, review or study performed at the request of or on behalf of the Buyer, a prospective purchaser of the business or the assets or a court or governmental authority.

3.21.	INTELLECTUAL PROPERTY

(a)	Intellectual Property Assets - The term “Intellectual Property Assets” includes:

(i)	the name Flextor, all fictional business names, trading names, registered and unregistered trademarks, service marks, and applications (collectively, “Marks”);

(ii)	all patents, patent applications, and inventions and discoveries that may be patentable (collectively, “Patents”);

(iii)	all copyrights in both published works and unpublished works (collectively, “Copyrights”);

(iv)	all rights in industrial designs; and

(v)	all know-how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans, drawings, and blue prints (collectively, “Trade Secrets”); owned, used, or licensed by any Acquired Company as licensee or licensor.

(b)	Agreements - Part 3.21(b) of the Disclosure Schedule contains a complete and accurate list and summary description, including any royalties paid or received by the Acquired Companies, of all Contracts relating to the Intellectual Property Assets to which any Acquired Company is a party or by which any Acquired Company is bound, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs with a value of less than $10,000 under which an Acquired Company is the licensee. There are no outstanding and, to Sellers’ Knowledge, no Threatened disputes or disagreements with respect to any such agreement.

(c)	Know-How Necessary for the Business

(i)	The Intellectual Property Assets are all those necessary for the operation of the Acquired Companies’ businesses as they are currently conducted. One or more of the Acquired Companies is the owner of all right, title, and interest in and to each of the Intellectual Property Assets, except as set forth in Part 3.11, free and clear of all Encumbrances, equities, and other adverse claims, and has the right to use without payment to a third party all of the Intellectual Property Assets.

(ii)	Except as set forth in Part 3.21(c) of the Disclosure Schedule, all former and current employees of and consultants to each Acquired Company have executed written Contracts with one or more of the Acquired Companies that assign to one or more of the Acquired Companies all rights to any inventions, improvements, discoveries, or information relating to the business of any Acquired Company. No employee of or consultant to any Acquired Company has entered into any Contract that restricts or limits in any way the scope or type of work in which the employee or consultant may be engaged or requires the employee or consultant to transfer, assign, or disclose information concerning his work to anyone other than one or more of the Acquired Companies.

(d)	Patents

The Acquired Companies hold no Patents. To the Sellers’ Knowledge none of the products manufactured and sold, nor any process or know-how used, by any Acquired Company infringes or is alleged to infringe any patent or other proprietary right of any other Person.

(e)	Trademarks

(i)	Part 3.21(e) of Disclosure Schedule contains a complete and accurate list and summary description of all Marks. One or more of the Acquired Companies is the owner of all right, title, and interest in and to each of the Marks, free and clear of all Encumbrances, equities, and other adverse claims.

(ii)	No Marks have been registered with the United States Patent and Trademark Office or the Canadian Intellectual Property Office. All Marks that have been registered with the Mexican Patent and Trademark Office or the Chilean Patent and Trademark Office (as the case may be) are currently in compliance with all formal legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety days after the Closing Date.

(iii)	No Mark has been or is now involved in any opposition, invalidation, or cancellation and, to the Knowledge of any of the Acquired Companies or the Sellers, no such action is Threatened with the respect to any of the Marks.

(iv)	To the Knowledge of any of the Acquired Companies or the Sellers, there is no potentially interfering trademark or trademark application of any third party.

(v)	No Mark is infringed or, to the Knowledge of any of the Acquired Companies or the Sellers, has been challenged or threatened in any way. To the Sellers’ Knowledge none of the Marks used by any Acquired Company infringes or is alleged to infringe any trade name, trademark, or service mark of any third party.

(vi)	All products and materials containing a Mark bear the proper federal registration notice where permitted by law.

(f)	Copyrights

(i)	Part 3.21(f) of the Disclosure Schedule contains a complete and accurate list and summary description of all Copyrights. One or more of the Acquired Companies is the owner of all right, title, and interest in and to each of the Copyrights, free and clear of all Encumbrances, equities, and other adverse claims.

(ii)	No Copyright is infringed or, to the Knowledge of any of the Acquired Companies or the Sellers, has been challenged or threatened in any way. To the Sellers Knowledge, none of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any third party or is a derivative work based on the work of a third party.

(g)	Trade Secrets

(i)	With respect to each Trade Secret, the documentation relating to such Trade Secret is current, accurate, and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual.

(ii)	Sellers and the Acquired Companies have taken all reasonable precautions to protect the secrecy, confidentiality, and value of their Trade Secrets.

(iii)	One or more of the Acquired Companies has good title and an absolute (but not necessarily exclusive) right to use the Trade Secrets. The Trade Secrets are not part of the public knowledge or literature, and, to the Knowledge of any of the Acquired Companies or the Sellers, have not been used, divulged, or appropriated either for the benefit of any Person (other than one or more of the Acquired Companies) or to the detriment of the Acquired Companies. No Trade Secret is subject to any adverse claim or has been challenged or threatened in any way.

3.22.	DISCLOSURE

(a)	No representation or warranty of Sellers in this Agreement and no statement in the Disclosure Schedule omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

(b)	There is no fact known to any Seller that has specific application to any Seller or any Acquired Company (other than general economic or industry conditions) and that materially adversely affects the assets, business, current prospects, financial condition, or results of operations of the Acquired Companies (on a consolidated basis) that has not been set forth in this Agreement or the Disclosure Schedule.

3.23.	BROKERS OR FINDERS

Sellers and their agents, except as set forth in Part 3.23 of the Disclosure Schedule, have incurred no obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the Contemplated Transactions.

3.24.	RESIDENCE

None of the Sellers is a non-resident of Canada within the meaning of the Income Tax Act.

4. Representations And Warranties Of Buyer

Buyer represents and warrants to Sellers as follows:

4.1.	ORGANIZATION AND GOOD STANDING

Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Acquisition Company is a corporation duly organized, validly existing, and in good standing under the laws of the Province of Québec.

4.2.	AUTHORITY; NO CONFLICT

(a)	This Agreement constitutes the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms. Upon the execution and delivery by Buyer of the Escrow Agreement, and all other documents to be delivered by Buyer at the Closing (collectively, the “Buyer’s Closing Documents”), the Buyer’s Closing Documents will constitute the legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms. Buyer has the absolute and unrestricted right, power, and authority to execute and deliver this Agreement and the Buyer’s Closing Documents and to perform its obligations under this Agreement and the Buyer’s Closing Documents, except as the enforcement thereof may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally.

(b)	Neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the Contemplated Transactions by Buyer will give any Person the right to prevent, delay, or otherwise interfere with any of the Contemplated Transactions pursuant to: (i) any provision of Buyer’s Organizational Documents; (ii) any resolution adopted by the board of directors or stockholder of Buyer; (iii) any Legal Requirement or Order to which Buyer may be subject; or (iv) any Contract to which Buyer is a party or by which Buyer may be bound.

(c)	Buyer is not and will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

(d)	Except as set forth in Part 4.2(d) of the Disclosure Schedule, Buyer is not nor will it be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

4.3.	INVESTMENT INTENT

Buyer is acquiring the Shares for its own account and not with a view to their distribution.

4.4.	BROKERS OR FINDERS

Buyer and its officers and agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement and will indemnify and hold Sellers harmless from any such payment alleged to be due by or through Buyer as a result of the action of Buyer or its officers or agents.

5. Post-Closing Covenants

5.1.	NONCOMPETITION

For a period of three (3) years from and after the Closing Date, each Seller shall not and will use reasonable efforts to cause their affiliates not to, engage, own, manage, control, participate in, consult with or render service for, directly or indirectly, in any enterprise in the Greater Montreal Area, being the Island of Montréal (including the City of Montréal, its various boroughs and the reconstituted cities of Baie-d’Urfé, Beaconsfield, Côte-Saint-Luc , Dollard-des-Ormeaux , Dorval, Hampstead, Kirkland, L’Île-Dorval, Montreal Est, Montreal West, Mount-Royal, Pointe-Claire, Sainte-Anne-de-Bellevue, Senneville and Westmount), the Urban Agglomeration of Longueuil (including the cities of Boucherville, Brossard, Longueuil and its various boroughs, Saint-Lambert and Saint-Bruno-de-Montarville) and the Île Jésus (including the city of Laval and its various neighbourhoods) (the “Territory”) that designs and/or manufactures heavy duty diverter, guillotine, stack, louver, radial vane and/or butterfly dampers and/or expansion joints for coal fired power plants, natural gas turbine plants, selective catalystic recovery (SCR) plants, heat recovery steam generation (HRSG) systems, cement plants, smelting, waste to energy and other process industries (the “Activities”); provided, however, that owning less than 5% of the outstanding stock of any publicly-traded company shall not violate this Section 5.1. Sellers acknowledge and agree that this non-compete is given in connection with the purchase and sale of the Shares pursuant to this Agreement for the amount of $100.00, and given the nature of the Company, the restrictions set forth in this Agreement are necessary and reasonable in terms of the activities restrained, as well as the geographic and temporal scope of such restrictions.

5.2.	NONSOLICITATION OF EMPLOYEES

For a period of three (3) years from and after the Closing Date, each Seller will not, and will use reasonable efforts to cause their affiliates not to, directly or indirectly through another Person: (i) solicit or attempt to solicit any officer or employee of any Acquired Company or any Subsidiary thereof to terminate his or her employment with any Acquired Company or any Subsidiary thereof or (ii) hire a director, an officer, consultant or employee of any Acquired Company or any Subsidiary thereof.

5.3.	NONSOLICITATION OF CUSTOMERS

For a period of three (3) years from and after the Closing Date, each Seller will not, and will use reasonable efforts to cause their respective Affiliates not to, directly or indirectly through another Person solicit or attempt to solicit any customer or supplier of any Acquired Company or any Subsidiary thereof that was an active customer of such Acquired Company or Subsidiary at Closing or within the twelve (12) month period prior to the Closing Date to purchase any product or service included in the Activities (as defined), provided however that with respect to suppliers, this restriction shall only apply in respect of any suppliers that provide goods or services to Persons which carry on a business that is competitive to the Activities within the Territory.

5.4.	INJUNCTIVE RELIEF

Each Seller acknowledges and agrees that a claim for damages or other remedy at law for any breach or threatened breach of Article 5 could be inadequate and therefore agrees that Buyer shall be entitled to obtain a safeguard order as well as interlocutory and permanent injunctive or other equitable relief in addition to any other available rights and remedies in cases of any such breach or threatened breach, without need to post a bond.

5.5.	NONDISPARAGEMENT

After the Closing Date, no party to this Agreement will disparage any other party to this Agreement or its stockholders, directors, officers, employees, or agents.

5.6.	MODIFICATION OF COVENANT

If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in Article 5 is invalid or unenforceable, then the parties agree that the court or tribunal will have the power to reduce the scope, duration, or geographic area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. This Article 5 will be enforceable as so modified after the expiration of the time within which the judgment may be appealed. This Article 5 is reasonable and necessary to protect and preserve Buyer’s legitimate business interests and the value of the Shares.

6. Indemnification; Remedies

6.1.	SURVIVAL; RIGHT TO INDEMNIFICATION NOT AFFECTED BY KNOWLEDGE

All representations, warranties, covenants, and obligations in this Agreement, the Disclosure Schedule and any other certificate or document delivered pursuant to this Agreement will survive the Closing. The right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation.

6.2.	INDEMNIFICATION AND PAYMENT OF DAMAGES BY SELLERS

Sellers hereby solidarily, expressly waiving all benefits of division and discussion, undertake to indemnify, defend and hold harmless Buyer, the Acquired Companies, and their respective Representatives, stockholders, controlling Persons, and affiliates (collectively, the “Indemnified Persons”) for, and will pay to the Indemnified Persons the amount of, any loss, liability, claim, damage (including incidental and consequential damages paid to third parties), expense (including costs of investigation and defense and reasonable attorneys’ fees) or diminution of value, whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with: (a) any Breach of any representation or warranty made by Sellers in this Agreement, the Disclosure Schedule, or any other certificate or document delivered by Sellers pursuant to this Agreement; (b) any Breach by any Seller of any covenant or obligation of such Seller in this Agreement; (c) any product shipped or manufactured by, or any services provided by, any Acquired Company prior to the Closing Date; or (d) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with any Seller or any Acquired Company (or any Person acting on their behalf) in connection with any of the Contemplated Transactions. The remedies provided in this Section 6.2 will not be exclusive of or limit any other remedies that may be available to Buyer or the other Indemnified Persons.

For greater clarity, in the event any claim for Damages made by the Buyer against any of the Sellers hereunder involves a warranty issue, the Sellers obligations for Damages hereunder shall be net of any research and development tax credits that the Acquired Companies subsequently receive in relation to technical developments in connection therewith (the “R&D Credits”) and to the extent the Acquired Companies receive any such R&D Credits after the Sellers have indemnified Buyer for any such Damages hereunder, the Buyer shall pay an amount equal to the economic value of such R&D Credits to the Sellers, up to a maximum equal to the amount the Sellers actually paid to the Buyer pursuant to an indemnifiable claim for Damages made by the Buyer hereunder.

6.3.	INDEMNIFICATION AND PAYMENT OF DAMAGES BY BUYER

Buyer will indemnify, defend, and hold harmless Sellers, and will pay to Sellers the amount of any Damages arising, directly or indirectly, from or in connection with (a) any Breach of any representation or warranty made by Buyer in this Agreement or in any certificate delivered by Buyer pursuant to this Agreement, (b) any Breach by Buyer of any covenant or obligation of Buyer in this Agreement, or (c) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Buyer (or any Person acting on its behalf) in connection with any of the Contemplated Transactions.

6.4.	TIME LIMITATIONS

If the Closing occurs, Sellers will have no liability (for indemnification or otherwise) with respect to any representation or warranty, other than those in Sections 3.2, 3.3, 3.9, 3.12, 3.14 and 3.20, unless on or before the third anniversary of the Closing Date, Buyer notifies

Sellers of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Buyer. A claim with respect to Sections 3.2, 3.3, 3.9, 3.12, 3.14 and 3.20, or a claim for indemnification or reimbursement based upon any covenant or obligation to be performed or complied with by Sellers may be made at any time. If the Closing occurs, Buyer will have no liability (for indemnification or otherwise) with respect to any representation or warranty unless on or before the second anniversary of the Closing Date, Sellers notify Buyer of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Sellers. No limitation in this Section 6.4 shall apply in the event of fraud or intentional misrepresentation.

6.5.	LIMITATIONS ON AMOUNT—SELLERS

Sellers will have no liability (for indemnification or otherwise) with respect to the matters described in Section 6.2 until the total of all Damages with respect to such matters exceeds $50,000. However, this Section 6.5 will not apply to any Breach of any of Sellers’ representations and warranties of which any Seller had Knowledge at any time prior to the date on which such representation and warranty is made, any intentional Breach by any Seller of any covenant or obligation, or in the event of any fraud committed by any of the Sellers, and Sellers will be solidarily liable for all Damages with respect to any such matters, without the benefits of division or discussion, which are hereby expressly waived.

6.6.	LIMITATIONS ON AMOUNT—BUYER

Buyer will have no liability (for indemnification or otherwise) with respect to the matters described in Section 6.3 until the total of all Damages with respect to such matters exceeds $50,000 (which for greater certainty does not apply to Buyer’s obligations in relation to the Purchase Price under Section 2 of this Agreement). However, this Section 6.6 will not apply to any Breach of any of Buyer’s representations and warranties of which Buyer had Knowledge at any time prior to the date on which such representation and warranty is made, any intentional Breach by Buyer of any covenant or obligation, or in the event of fraud, and Buyer will be liable for all Damages with respect to such Breaches.

6.7.	INDEMNITY FOR CLAIMS AND FOR PRE-CLOSING TRANSACTIONS.

Subject to the limitations set out in Sections 6.5 and 6.6, the Sellers shall solidarily indemnify the Buyer, without the benefits of division or discussion, which are hereby expressly waived, and the Buyer shall indemnify the Sellers, for any Claims.

Notwithstanding the limitations set out in Section 6.5, the Sellers shall solidarily indemnify the Buyer, without the benefits of division or discussion, which are hereby expressly waived, for, without duplication, (i) any Taxes, damages, losses, costs, liabilities or expenses (including, without limitation, expenses of investigation and other expenses in connection with any action, suit, claim, inquiry or proceeding) suffered or incurred by the Buyer or any Acquired Company as a result of, or arising out of the implementation of the Pre-Closing Transactions.

6.8.	SELLERS’ INDEMNITY FOR TAX CLAIMS

Notwithstanding anything in this Agreement to the contrary, this Section 6.8 shall apply to the allocation of liability for Taxes attributable to the Acquired Companies between the Sellers and the Buyer (except for the allocation of liability for Taxes attributable to the Acquired Companies as a consequence of the implementation of the Pre-Closing Transactions, which is dealt with in Section 6.7) The Sellers shall be responsible for, and shall pay or credit the Acquired Companies or the Buyer all Taxes if determined to be final attributable to the Acquired Companies for all tax periods ending on or before the Closing Date and for the portion ending on the Closing Date of any Tax period that includes (but does not end on) the Closing Date (all of such Tax periods referred to herein as the “Pre-Closing Tax Period”). The Sellers shall solidarily indemnify the Buyer, without the benefits of division or discussion, which are hereby expressly waived, and hold it harmless for, from and against any Claim resulting from all liability for all Taxes of any of the Acquired Companies for the Pre-Closing Tax Period not accrued for as a liability in the Acquired Companies’ annual financial statements.

6.9.	PROVISIONS RELATING TO CLAIMS

(1) The following provisions will apply to any Claim by a party (the “Indemnified Party”) against any other party (the “Indemnifying Party”) pursuant to this Section 6:

(a)	Promptly after becoming aware of a Claim, the Indemnified Party will provide to the Indemnifying Party, written notice of the Claim specifying (to the extent that information is available) the factual basis for the Claim and the amount of the Claim, or if the amount is not determinable, an estimate of the amount of the Claim if an estimate is feasible in the circumstances, and the amount, if any, by which the Claim (together with all other Claims which have arisen to date) exceeds the applicable limitation set out in Sections 6.5 or 6.6, as the case may be (the “Deductible Amount”).

(b)	If a Claim relates to an alleged liability of any of the Acquired Companies to any other Person (hereinafter, in this Section, called a “Third Party Liability”), including without limitation any Governmental Body, which is of such nature that any of the Acquired Companies is required by applicable law to make a payment to a third party before the relevant procedure for challenging the existence or quantum of the alleged liability can be implemented or completed, then the Sellers may notwithstanding the provisions of Sections 6.9(c) and (d) hereof, make such payment; provided that the amount of the Claim, together with all other Claims which have arisen to date, exceeds the Deductible Amount, and provided further that if the alleged Third Party Liability as finally determined on completion of settlement negotiations or related proceedings is less than the amount which was required to be paid in respect of the related Claim, then the effected Acquired Companies shall forthwith, following the final determination and receipt of any applicable refund from a relevant Third Party, pay to the Sellers, the amount by which the amount of the Third Party Liability, as finally determined, is less than the amount which is so paid by the Sellers.

(c)	The Buyer shall not negotiate, settle, compromise or pay (except in the case of payment of a judgment) any Third Party Liability as to which it proposes to assert a Claim, except with the prior consent of the Sellers (which consent shall not be unreasonably withheld or delayed), unless there is, in the reasonable opinion of the Buyer, a significant likelihood that such Third Party Liability may materially and adversely affect the business of any of the Acquired Companies, the condition of such business, the Acquired Companies or the Buyer, in which case the Buyer shall have the right, after notifying the Sellers, to negotiate, settle, compromise or pay such Third Party Liability without prejudice to its rights of indemnification hereunder.

(d)	With respect to any Third Party Liability, provided the Sellers first admit the Buyer’s right to indemnification for the amount of such Third Party Liability which may at any time be determined or settled, then in any legal, administrative or other proceedings in connection with the matters forming the basis of the Third Party Liability, the following procedures will apply:

(i)	the Sellers will have the right to assume carriage of the compromise or settlement of the Third Party Liability and the conduct of any related legal, administrative or other proceedings, but the Buyer and the Acquired Companies shall have the right and shall be given the opportunity to participate in the defence of the Third Party Liability, at their own expense, to consult with the Sellers in the settlement of the Third Party Liability and the conduct of related legal, administrative and other proceedings (including consultation with counsel), and to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Sellers and the Buyer shall be retained by the Sellers;

(ii)	the Sellers will co-operate with the Buyer in relation to the Third Party Liability, will keep it fully advised with respect thereto, will provide it with copies of all relevant documentation as it becomes available, will provide it with access to all records and files relating to the defence of the Third Party Liability, and will meet with representatives of the Buyer at all reasonable times to discuss the Third Party Liability; and

(iii)	notwithstanding Sections 6.9(d)(i) and (ii), the Sellers will not settle the Third Party Liability or conduct any legal, administrative or other proceedings in any manner which could, in the reasonable opinion of the Buyer, have a material adverse effect on the business of any Acquired Company or the condition of such business, or the Buyer, except with the prior written consent of the Buyer.

(2) If, with respect to any Third Party Liability, the Sellers do not admit the Buyer’s right to indemnification or decline to assume carriage of the settlement or of any legal, administrative or other proceedings relating to the Third Party Liability, then the following provisions will apply:

(a)	the Buyer, at its discretion, may assume carriage of the settlement or of any legal, administrative or other proceedings relating to the Third Party Liability and may defend or settle the Third Party Liability on such terms as the Buyer, acting in good faith, considers advisable; and

(b)	any cost, loss, damage or expense incurred or suffered by the Buyer and the Acquired Companies in the settlement of such Third Party Liability or the conduct of any legal, administrative or other proceedings shall be added to the amount of the Claim.

6.10.	RIGHT OF SET-OFF

The Buyer shall have the right to satisfy any amount from time to time owing by it to the Sellers on account of the Purchase Price or otherwise by way of set-off against any amount from time to time owing by the Sellers to the Buyer, including any amount owing to the Buyer pursuant to the Sellers’ indemnification obligations pursuant to Section 6 hereof. The Sellers shall have the right to satisfy any amount from time to time owing by them to the Buyer by way of set-off against any amount from time to time owing by the Buyer to the Sellers, including any amount owing to the Sellers pursuant to the Buyer’s indemnification obligations pursuant to Section 6 hereof.

6.11.	CHARACTERIZATION OF PAYMENT OF CLAIM

The parties agree that the payment of any Claim shall be treated as an adjustment to the Purchase Price on a dollar for dollar basis.

6.12.	OBLIGATION TO PAY CLAIM

In respect of any Claim, the Indemnifying Party will be responsible for making an indemnity payment upon (i) the Indemnifying Party and the Indemnified Party agreeing thereto in writing; (ii) the determination of a judgment of a court of competent jurisdiction determining the amount of a Third Party Liability which has not been stayed and for which all appeal periods have expired, carriage of which was assumed by the Indemnifying Party; or (iii) the determination of a judgment of a court in the Province of Québec awarding payment of such Claim by the Indemnifying Party to the Indemnified Party which has not been stayed and for which all appeal periods have expired.

6.13.	ESCROW

In addition to the EBITDA Escrow Amount, Buyer shall place into escrow pursuant to the Escrow Agreement an amount set out in Schedule 2.2. The parties shall instruct the escrow agent to release from escrow a portion of such funds as follows, subject to any disputes then in effect pursuant to this Article 6 and the Escrow Agreement: (a) 50% on the 12 month anniversary of the Closing Date; (b) 25% on the 18 month anniversary of the Closing Date; and (c) 25% on the 36 month anniversary of the Closing Date, payable to the Sellers according to Schedule 2.2.

7. General Provisions

7.1.	FURTHER ASSURANCES

From and after the Closing Date and from time to time thereafter, each party will do, execute, acknowledge, deliver and file, or cause to be done, executed, acknowledged, delivered and filed, all such acts, instruments of sale, transfer, conveyance, assignment and delivery, consents, assurances, powers of attorney and other instruments as may be reasonably requested by the other in order to carry out the terms and provisions of this Agreement, including the vesting in Buyer of good and valid title in and to the Shares as of the Closing Date.

7.2.	EXPENSES

Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel, and accountants. Sellers will cause the Acquired Companies not to incur any out-of-pocket expenses in connection with this Agreement. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.

7.3.	PUBLIC ANNOUNCEMENTS

Announcements with respect to this Agreement or the Contemplated Transactions will be issued at such time and in such manner as Buyer and Sellers reasonably determine. Unless consented to by Buyer in advance or required by Legal Requirements, prior to the Closing, Sellers shall, and shall cause the Acquired Companies to, keep this Agreement strictly confidential and not make any disclosure of this Agreement to any Person. Sellers and Buyer will consult with each other concerning the means by which the Acquired Companies’ employees, customers, and suppliers and others having dealings with the Acquired Companies will be informed of the Contemplated Transactions, and Buyer will have the right to be present for any such communication.

7.4.	NOTICES

All notices, consents, waivers, and other communications under this Agreement shall be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile or electronic mail (with confirmation of receipt), or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):

Sellers:

Michael dos Santos;

The Dos Santos Family Trust; and

Antandamy Investments Inc.

Attention: Michael dos Santos

256, Robert St.,

Saint-Bruno (Québec) J3V 5S5

Canada

- and -

Thierry Allegrucci; and

The Allegrucci Family Trust

Attention: Thierry Allegrucci

266, Régent St.,

Saint-Lambert (Québec) J4R 2A8

Canada

- and -

François Rouvière

Attention: François Rouvière

1317, rue Comptois

Sainte-Julie (Québec) J3E 2B7

Canada

With a copy in each case (which shall not constitute notice) to :

Bernard Brassard

Place Agropur

101, boul. Roland-Therrien, Bureau 200

Longueuil, QC J4H 4B9

Canada

Attn : Me Marc Bernard

Fax n°. : (450) 670-0673

Electronic mail address :

mbernard@bernard-brassard.com

Buyer:

CECO Environmental Corp.

3120 Forrer Street

Cincinnati, Ohio 45209

Attention: Dennis W. Blazer

Facsimile No.: (513) 458-2644

Electronic Mail Address: dblazer@cecoenviro.com

with a copy (which shall not constitute notice) to:

John J. McCoy, Esq.

Taft Stettinius & Hollister LLP

425 Walnut Street, Suite 1800

Cincinnati, Ohio 45202

Facsimile No.: (513) 381-0205

Electronic Mail Address: mccoy@taftlaw.com

7.5.	GOVERNING LAW, JURISDICTION and SERVICE OF PROCESS

This Agreement will be governed by the laws of the Province of Québec and the laws of Canada applicable therein without regard to conflicts of laws principles.

The parties hereto agree that the Courts of the Province of Québec shall have exclusive jurisdiction to entertain any action or other legal proceedings in respect of this Agreement, including without limitation based upon its provisions or in respect of its interpretation or execution. Each party hereto does hereby irrevocably attorn to the jurisdiction of the Courts of the Province of Québec.

7.6.	WAIVER

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

7.7.	ENTIRE AGREEMENT AND MODIFICATION

This Agreement supersedes all prior agreements between the parties with respect to its subject matter (including the Letter of Intent between Buyer and Sellers dated April 17, 2008 and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

7.8.	ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS

Neither party may assign any of its rights under this Agreement without the prior consent of the other parties, except that Buyer may assign any of its rights under this Agreement to any Affiliate of Buyer, upon simple notice to the Sellers in which case Buyer shall be solidarily responsible for the Affiliate’s obligation so assigned. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and permitted assigns.

7.9.	SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

7.10.	SECTION HEADINGS, CONSTRUCTION

The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

7.11.	TIME OF ESSENCE

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

7.12.	COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

7.13.	CURRENCY

All references to “$” or “dollars” in this Agreement shall mean Canadian Dollars.

7.14.	LEGAL REPRESENTATION

This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

7.15.	LANGUAGE

The parties hereby confirm their express agreement that this Agreement and all documents directly or indirectly related thereto be drawn up in English. LES PARTIES RECONNAISSENT LEUR VOLONTÉ EXPRESSE QUE LA PRÉSENTE CONVENTION AINSI QUE TOUS LES DOCUMENTS QUI S’Y RATTACHENT DIRECTEMENT OU INDIRECTEMENT SOIENT RÉDIGÉS EN LANGUE ANGLAISE.

[signature page to follow]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of this /s/1st day of August, 2008.

Buyer:

CECO ENVIRONMENTAL CORP.		9199-3626 QUÉBEC INC.

By:	/s/ Dennis W. Blazer	By:	/s/ Dennis W. Blazer
Name:	Dennis W. Blazer	Name:	Dennis W. Blazer
Its:	Assistant Secretary	Its:	Secretary-Treasurer

Sellers:

/s/ Michael dos Santos
Michael dos Santos		Witness

THE DOS SANTOS FAMILY TRUST

Per:	/s/ Michael dos Santos
	Michael dos Santos, Trustee	Witness

/s/ Thierry Allegrucci
Thierry Allegrucci		Witness

THE ALLEGRUCCI FAMILY TRUST

Per:	/s/ Thierry Allegrucci
	Thierry Allegrucci, Trustee	Witness

ANTANDAMY INVESTMENTS INC.

Per:	/s/ Michael dos Santos
	Michael dos Santos, President	Witness

/s/ Francois Rouviere
François Rouvière		Witness